FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2021

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco BBVA Argentina S.A.

TABLE OF CONTENTS

Item

1.	Banco BBVA Argentina S.A. reports consolidated first quarter earnings for fiscal year 2021.

Banco BBVA Argentina S.A. announces

First Quarter 2021 results

Buenos Aires, May 26, 2021 – Banco BBVA Argentina S.A (NYSE; BYMA; MAE: BBAR; LATIBEX: XBBAR) (“BBVA Argentina” or “BBVA” or “the Bank”) announced today its consolidated results for the first quarter (1Q21), ended on March 31, 2021.

As of January 1, 2020, the Bank started to inform its inflation adjusted results pursuant to IAS 29 reporting. To facilitate comparison, figures of comparable quarters of 2020 have been updated according to IAS 29 reporting to reflect the accumulated effect of inflation adjustment for each period up to March 31, 2021.

1Q21 Highlights

•	BBVA Argentina’s inflation adjusted net income in 1Q21 was $3.0 billion, 50.8% greater than the $2.0 billion reported in the first quarter of 2020 (1Q20).
•	In 1Q21, BBVA Argentina posted an inflation adjusted average return on assets (ROAA) of 1.6% and an inflation adjusted average return on equity (ROAE) of 10.5%.
•	In terms of activity, total consolidated financing to the private sector in 1Q21 totaled $296.8 billion, contracting in real terms 9.5% compared to the fourth quarter of 2020 (4Q20), and 7.7% compared to 1Q20. In the quarter, contraction was driven by the fall in credit cards, other loans and overdrafts by 7.5%, 16.1% and 32.9% respectively. BBVA’s consolidated market share of private sector loans was 8.23% as of 1Q21.
•	Total consolidated deposits in 1Q21 totaled $507.8 billion, contracting 6.0% in real terms during the quarter, and expanding 8.5% in the year. The quarterly contraction is mainly explained by sight deposits, especially checking accounts in pesos, which fell 19.0%. The Bank’s consolidated market share of private deposits was 6.90% as of 1Q21.
•	As of 1Q21, the non-performing loan ratio (NPL) reached 1.72%, with a 275.22% coverage ratio.
•	The accumulated efficiency ratio in 1Q21 was 72.5%, above 1Q20’s 59.3%.
•	As of 1Q21, BBVA Argentina reached a regulatory capital ratio of 22.4%, entailing a $69.2 billion or 173.3% excess over minimum regulatory requirement. Tier I ratio was 21.7%.
•	Total liquid assets represented 72.0% of the Bank’s total deposits as of 1Q21.

Message from the CFO

“Despite some incipient signs of economic recovery, uncertainties remain in regards to the resolution of negotiations of the National Government with the IMF and the economic plan linked to the results of such arrangements. The evolution of the pandemic, the additional measures that may be taken by the Government and the next mid-term elections, further complicate the current situation.

In this context, resilience of the financial sector is critical to be able to adequately and safely provide banking products and services to society. BBVA Argentina has proven this adaptive capacity, through a modern branch network, and an efficient and safe operating scheme from a sanitary point of view, as our retail and wholesale clients continue to adopt the use of digital channels to access to our products and services.

The digital transformation carried out during the last years has brought out a satisfactory feedback from our clients, and we are convinced this is the correct path to take. To continue investing in technology will enable the improvement in customer service, while becoming more efficient in our daily banking operation. As a whole, we long to and we must continue this digital transformation process as a leverage to positively differentiate from our peers and new players in the financial business.

In line with this, the digitalization of our offer has evolved in such way that as of the end of March 2021, the penetration of our digital clients reached 73% from 68% the prior year, while that of mobile clients reached 62% from 56% a year before.

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BBVA Argentina continues to keep a solid balance sheet. With respect to its loan portfolio credit performance, the Bank reached an NPL ratio of 1.72% as of March 2021. Concerning its liquidity and solvency indicators, the Bank ends the quarter with ratios of 72.0% and 22.4% respectively, which would enable the growth of business that could come along a potential economic recovery.

Meanwhile, the Bank closely monitors its business, financial conditions and operating results, in the aim of anticipating possible effects of the gradual removal of regulation implemented by the Government during the pandemic, especially over asset quality and profitability ratios.

In terms of responsible banking, BBVA Argentina keeps working towards its sustainability model, supporting responsible business actions regarding inclusion, financial education and environmental protection, as part of its compromise with the country.”

Ernesto R. Gallardo, CFO de BBVA Argentina

1Q21 Conference Call

Thursday, May 27, 12:00 p.m. Buenos Aires time – (11:00 a.m. EST)

To participate, please dial in:

+ 54-11-3984-5677 (Argentina)

+ 1-844-450-3851 (United States)

+ 1-412-317-6373 (International)

Web Phone: click here

Conference ID: BBVA

Webcast & Replay: click here

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Safe Harbor Statement

This press release contains certain forward-looking statements that reflect the current views and/or expectations of Banco BBVA Argentina and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “seek,” “future,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) changes in general economic, financial, business, political, legal, social or other conditions in Argentina or elsewhere in Latin America or changes in either developed or emerging markets, (ii) changes in regional, national and international business and economic conditions, including inflation, (iii) changes in interest rates and the cost of deposits, which may, among other things, affect margins, (iv) unanticipated increases in financing or other costs or the inability to obtain additional debt or equity financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities, (v) changes in government regulation, including tax and banking regulations, (vi) changes in the policies of Argentine authorities, (vii) adverse legal or regulatory disputes or proceedings, (viii) competition in banking and financial services, (ix) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of Banco BBVA Argentina, (x) increase in the allowances for loan losses, (xi) technological changes or an inability to implement new technologies, (xii) changes in consumer spending and saving habits, (xiii) the ability to implement our business strategy and (xiv) fluctuations in the exchange rate of the Peso. The matters discussed herein may also be affected by risks and uncertainties described from time to time in Banco BBVA Argentina’s filings with the U.S. Securities and Exchange Commission (SEC) and Comisión Nacional de Valores (CNV). Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. Banco BBVA Argentina is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Information

This earnings release has been prepared in accordance with the accounting framework established by the Central Bank of Argentina (“BCRA”), based on International Financial Reporting Standards (“I.F.R.S.”) and the resolutions adopted by the International Accounting Standards Board (“I.A.S.B”) and by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“F.A.C.P.E.”), with the transitory exceptions: (i) the record of a prevision for contingencies referred to uncertain fiscal positions required by the BCRA, (ii) the adjustment in valuation established by the B.C.R.A. applied to the valuation of the remaining investment the Bank keeps of Prisma Medios de Pago S.A. (“Prisma”), and (iii) the temporary exclusion of the application of the IFRS 9 impairment model for non-financial public sector debt instruments.

As of 1Q20, the Bank started to inform its inflation adjusted results pursuant to IAS 29 reporting. To facilitate comparison, figures of comparable quarters of 2020 have been updated according to IAS 29 reporting to reflect the accumulated effect of inflation adjustment for each period up to March 31, 2021.

The information in this press release contains unaudited financial information that consolidates, line item by line item, all of the banking activities of BBVA Argentina, including: BBVA Asset Management Argentina S.A., Consolidar AFJP-undergoing liquidation proceeding, and as of July 1, 2019, PSA Finance Argentina Compañía Financiera S.A. (“PSA”) and Volkswagen Financial Services Compañía Financiera S.A (“VWFS”).

BBVA Consolidar Seguros S.A. is disclosed on a consolidated basis recorded as Investments in associates (reported under the proportional consolidation method), and the corresponding results are reported as “Income from associates”), same as Rombo Compañía Financiera S.A. (“Rombo”), Play Digital S.A. and Interbanking S.A.

Financial statements of subsidiaries have been elaborated as of the same dates and periods as Banco BBVA Argentina S.A.’s. In the case of consolidated companies PSA and VWFS, financial statements were prepared considering the B.C.R.A. accounting framework for institutions belonging to “Group C”, without considering the model established by the IFRS 9 5.5. “Impairment” section for periods starting as of January 1, 2022.

The information published by the BBVA Group for Argentina is prepared according to IFRS, without considering the temporary exceptions established by BCRA.

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Quarterly Results

Income Statement	BBVA ARG Consolidated			Chg (%)
In millions of AR$ except EPS and ADS - Inflation adjusted	1Q21	4Q20	1Q20	QoQ	YoY
Net Interest Income	21,548	22,057	23,453	(2.3%)	(8.1%)
Net Fee Income	3,355	3,163	2,676	6.1%	25.4%
Net income from measurement of financial instruments at fair value through P&L	1,600	4,692	1,411	(65.9%)	13.4%
Net income from write-down of assets at amortized cost and at fair value through OCI	(33)	(165)	(1,045)	80.0%	96.8%
Foreign exchange and gold gains	896	1,212	1,765	(26.1%)	(49.3%)
Other operating income	1,547	2,177	1,482	(28.9%)	4.4%
Loan loss allowances	(1,914)	(4,152)	(2,316)	53.9%	17.4%
Net operating income	26,999	28,984	27,426	(6.8%)	(1.6%)
Personnel benefits	(5,840)	(5,487)	(6,333)	(6.4%)	7.8%
Adminsitrative expenses	(5,332)	(5,467)	(5,121)	2.5%	(4.1%)
Depreciation and amortization	(1,069)	(1,225)	(1,174)	12.7%	8.9%
Other operating expenses	(4,648)	(6,873)	(4,439)	32.4%	(4.7%)
Operating income	10,111	9,932	10,360	1.8%	(2.4%)
Income from associates	(29)	27	39	(209.1%)	(174.6%)
Income from net monetary position	(7,551)	(7,718)	(5,345)	2.2%	(41.3%)
Net income before income tax	2,531	2,241	5,055	12.9%	(49.9%)
Income tax	437	(1,919)	(3,088)	122.8%	114.1%
Income for the period	2,967	322	1,967	n.m	50.8%

Other comprehensive income (1)	(255)	(301)	3,213	15.2%	(107.9%)
Total comprehensive income	2,712	21	5,180	n.m	(47.6%)

Number of common shares outstanding (in thousands)	612,710	612,710	612,684	-	0.0%
Weighted average number of common shares outstanding (2)(3)	612,710	612,710	612,684	-	0.0%

Earnings per Share (EPS)	4.91	0.72	3.14	n.m	56.2%
Earnings per ADS (5)	14.73	2.15	9.43	n.m	56.2%

(1) Net of Income Tax
(2) In thousands of shares
(3) A On October 9, 2019, the CNV issued Resolution No. 20484/2019 concerning the merger of BBVA Francés Valores S.A. into the Bank. As such, the Bank was authorized to issue 50,441 ordinary shares, with a nominal value of $ 1 and entitling to one (1) vote each for to be delivered to BBVA Francés Valores S.A.’s minority shareholders. The merger and the ensuing capital stock increase are still in the process of being registered with the Argentine Supervisory Board of Companies (IGJ).
(4) Excludes consolidation with VWFS y PSA.
(5) One ADS represents three ordinary shares

BBVA Argentina 1Q21 net income was $3.0 billion, growing 821.6% or $2.6 billion quarter-over-quarter (QoQ), and 50.8% or $1.0 billion year-over-year (YoY). Quarterly results are mainly explained by (i) an adequate operating cost management, (ii) the reduction in loan loss allowances, (iii) the recovery of a provision recorded in 2017 in the frame of the legal action filed by the Bank to declare unconstitutionality of the provisions that prevented the application of inflation adjustment for the 2016 fiscal period, recorded in the income tax line, and (iv) the negative impact of inflation during the quarter.

The 821.6% quarterly variation is mainly affected by (i) the adjustments in the valuation of Prisma introduced retroactively in the 4Q20 results, in the line net income from measurement of financial instruments at fair value through P&L, which were required by the BCRA subsequent to the announcement of the 4Q20 financial statements and (ii) retroactive application of modifications on exposure of monetary results stated in Communication “A” 7211, for the financial statements ended on December 31, 2020 (Communication “A” 7222).

5

Net Interest Income

Net Interest Income	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	1Q21	4Q20	1Q20	QoQ	YoY
Net Interest Income	21,548	22,057	23,453	(2.3%)	(8.1%)
Interest Income	36,705	36,171	35,109	1.5%	4.5%
From government securities	9,771	10,377	8,913	(5.8%)	9.6%
From private securities	23	21	2	12.7%	n.m
Interest from loans and other financing	17,716	17,629	21,501	0.5%	(17.6%)
Financial Sector	145	229	497	(36.6%)	(70.9%)
Overdrafts	1,786	2,070	3,585	(13.7%)	(50.2%)
Discounted Instruments	2,737	2,845	3,626	(3.8%)	(24.5%)
Mortgage loans	316	333	452	(5.1%)	(30.0%)
Pledge loans	1,012	962	850	5.3%	19.1%
Consumer Loans	2,579	2,637	2,868	(2.2%)	(10.1%)
Credit Cards	5,309	4,555	6,584	16.6%	(19.4%)
Financial leases	172	171	160	0.9%	8.0%
Loans for the prefinancing and financing of exports	198	290	446	(31.7%)	(55.7%)
Other loans	3,461	3,538	2,433	(2.2%)	42.2%
Premiums on REPO transactions	3,118	3,268	1,041	(4.6%)	199.5%
CER/UVA clause adjustment	6,075	4,808	3,454	26.4%	75.9%
Other interest income	1	67	198	(97.8%)	(99.2%)
Interest expenses	15,157	14,114	11,656	7.4%	30.0%
Deposits	13,926	12,935	9,616	7.7%	44.8%
Checking accounts	1,830	1,716	319	6.6%	473.9%
Savings accounts	96	81	97	18.5%	(0.3%)
Time deposits and Investment accounts	12,000	11,138	9,201	7.7%	30.4%
Other liabilities from financial transactions	188	368	1,344	(49.0%)	(86.0%)
Interfinancial loans received	479	441	395	8.7%	21.3%
CER/UVA clause adjustment	564	297	291	90.2%	93.6%
Other	0	73	10	(99.7%)	(97.9%)

Net interest income for 1Q21 was $21.5 billion, decreasing 2.3% or $509 million QoQ, and 8.1% or $1.9 billion YoY. In 1Q21, the greater interest income does not make up for the increase in interest expenses, mainly due to the regulation in active and passive rates, to greater expenses generated by time deposits, and to a lesser extent, by UVA-linked time deposits, derived from a boost in quarterly inflation.

1Q21 interest income totaled $36.7 billion, 1.5% greater than 4Q20, and 4.5% above 1Q20. Quarterly increase is mainly explained by a 16.6% increment in interest income from credit cards, and a 26.4% growth in income from CER/UVA adjustments, the latter boosted by income from public securities linked to such indexes. This increase was partially offset by a 5.8% fall in the income from government securities line item, as the effective rate from interests gained through central bank liquidity bills (LELIQ) did not compensate the quarterly inflation rate, additional to a 13.7% fall in overdrafts.

Income from government securities fell 5.8% QoQ and increased 9.6% YoY. Explanations are mentioned in the previous paragraph, related to the lower inflation-adjusted yield of securities included in this line. 91% of these results are explained by government securities at fair value through Other Comprehensive Income (OCI), mainly LELIQ, and 9% by securities at amortized cost (2022 National Treasury Bonds at fixed rate, used for reserve requirement integration).

Interest income from loans and other financing totaled $17.7 billion, growing 0.5% QoQ. This is mainly explained by a 16.6% increase in credit cards, and a 5.3% increase in pledge loans. The increment was offset by a fall in other loans by 2.2% (which include part of the productive investment credit lines implemented by the BCRA through Communications “A” 7140 and “A” 7240, which conditions establish maximum limits on active rates of such products), in overdrafts by 13.7% and in discounted instruments by 3.8%, the latter driven by lower commercial activity.

6

Income from CER/UVA adjustments was 26.4% and 75.9% higher QoQ and YoY respectively, mainly explained by the acceleration of inflation during the first quarter of 2021 (13.0%1 in 1Q21 versus 11.3% in 4Q20) and an increment in the position and valuation of CER-linked securities.

Interest expenses totaled $15.2 billion, 7.4% higher than 4Q20 and 30.0% above 1Q20. Quarterly increase is the consequence of growth in expenses from time deposits and investment accounts derived from a greater volume in these products, and to a lesser extent, of greater expenses by UVA/CER adjustments from time deposits linked to these indexes, due to an acceleration in inflation.

Interest expenses from time deposits and investment accounts explain 79.2% of total interest expenses, versus 78.9% in the previous quarter. Interests from time deposits grew 7.7% QoQ and 30.4% YoY.

NIM

As of 1Q21, total net interest margin (NIM) was 19.2%, above the 18.2% recorded on 4Q20 and lower than 1Q20’s 20.9%.

Assets & Liabilities Performance - Total	BBVA ARG Consolidated
In millions of AR$. Rates and spreads in annualized %	1Q21			4Q20			1Q20
	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate
Total interest-earning assets	454,658	36,706	32.7%	480,302	36,168	29.9%	449,196	35,110	31.4%
Debt securities	169,447	15,978	38.2%	168,876	15,701	36.9%	121,625	10,191	33.6%
Loans to customers/financial institutions	277,992	20,728	30.2%	301,751	20,463	26.9%	322,174	24,918	31.0%
Other assets	7,219	-	-	9,675	4	0.2%	5,397	1	0.1%
Total non interest-earning assets	234,387	-	-	222,323	-	-	261,353	-	-
Total Assets	689,045	36,706	21.6%	702,626	36,168	20.4%	710,550	35,110	19.8%
Total interest-bearing liabilities	356,611	15,156	17.2%	330,176	14,112	17.0%	345,227	11,655	13.5%
Sight deposits	191,761	1,926	4.1%	163,548	1,797	4.4%	190,670	415	0.9%
Time deposits and investment accounts	155,696	12,799	33.3%	153,249	11,654	30.2%	133,136	9,763	29.4%
Debt securities issued	1,009	114	45.8%	2,937	305	41.2%	10,530	1,303	49.6%
Other liabilities	8,145	317	15.8%	10,442	356	13.5%	10,891	174	6.4%
Total non-interest-bearing liabilities	332,434	-	-	372,450	-	-	365,323	-	-
Total liabilities and equity	689,045	15,156	8.9%	702,626	14,112	8.0%	710,550	11,655	6.6%

NIM - Total			19.2%			18.2%			20.9%
Spread - Total			15.5%			12.9%			17.8%

Nominal rates are calculated over a 365-day year
Does not include Net income from measurement of financial instruments at fair value through P&L nor Net income from write-down of assets at amortized cost and at fair value through OCI
Sight deposits include savings accounts and interest-bearing checking accounts

Assets & Liabilities Performance - AR$	BBVA ARG Consolidated
In millions of AR$. Rates and spreads in annualized %	1Q21			4Q20			1Q20
	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate
Total interest-earning assets	420,045	36,311	35.1%	442,162	35,663	32.0%	377,033	34,125	36.3%
Debt securities	169,443	15,978	38.2%	168,876	15,701	36.9%	111,654	9,992	35.9%
Loans to customers/financial institutions	248,900	20,333	33.1%	269,129	19,959	29.4%	262,017	24,133	36.9%
Other assets	1,702	-	0.0%	4,157	3	0.3%	3,362	-	0.0%
Total non interest-earning assets	113,219		0.0%	115,995		0.0%	139,578		0.0%
Total Assets	533,264	36,311	0	558,158	35,663	0	516,612	34,125	0
Total interest-bearing liabilities	246,236	15,109	24.9%	231,473	14,078	24.1%	209,582	11,527	22.1%
Savings accounts	100,138	1,924	7.8%	82,306	1,795	8.7%	82,210	413	2.0%
Time deposits	139,457	12,785	37.2%	137,032	11,627	33.7%	107,489	9,678	36.1%
Debt securities issued	1,009	114	45.8%	2,937	305	41.2%	10,530	1,303	49.6%
Other liabilities	5,632	286	20.6%	9,198	351	15.1%	9,353	133	5.7%
Total non-interest-bearing liabilities	287,980		0.0%	327,925		0.0%	315,400		0.0%
Total liabilities and equity	534,215	15,109	11.5%	559,398	14,078	10.0%	524,981	11,527	8.8%

NIM - AR$			20.5%			19.4%			24.0%
Spread - AR$			10.2%			7.9%			14.2%

Nominal rates are calculated over a 365-day year
Does not include Net income from measurement of financial instruments at fair value through P&L nor Net income from write-down of assets at amortized cost and at fair value through OCI
Sight deposits include savings accounts and interest-bearing checking accounts

1 Source: Instituto Nacional de Estadística y Censos (INDEC) – Consumer price index as of March 2021.

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Assets & Liabilities Performance - Foreign Currency	BBVA ARG Consolidated
In millions of AR$. Rates and spreads in annualized %	1Q21			4Q20			1Q20
	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate
Total interest-earning assets	34,613	395	4.6%	38,140	505	5.3%	72,163	985	5.5%
Debt securities	4	-	-	-	-	-	9,971	199	8.0%
Loans to customers/financial institutions	29,092	395	5.5%	32,622	504	6.1%	60,157	785	5.2%
Other assets	5,517	-	-	5,518	1	0.1%	2,035	1	0.2%
Total non interest-earning assets	121,168		-	106,328		-	121,775		-
Total Assets	155,781	395	1.0%	144,468	505	1.4%	193,938	985	2.0%
Total interest-bearing liabilities	110,375	47	0.2%	98,703	34	0.1%	135,645	128	0.4%
Savings accounts	91,623	2	0.0%	81,242	2	0.0%	108,460	2	0.0%
Time deposits and Investment accounts	16,239	14	0.3%	16,217	27	0.7%	25,647	85	1.3%
Other liabilities	2,513	31	5.0%	1,244	5	1.6%	1,538	41	10.7%
Total non-interest-bearing liabilities	44,454		-	44,525		-	49,923		-
Total liabilities and equity	154,830	47	0.1%	143,228	34	0.1%	185,569	128	0.3%

NIM - Foreign currency			4.1%			4.9%			4.8%
Spread - Foreign currency			4.5%			5.1%			5.1%

Nominal rates are calculated over a 365-day year
Does not include Net income from measurement of financial instruments at fair value through P&L nor Net income from write-down of assets at amortized cost and at fair value through OCI
Sight deposits include savings accounts and interest-bearing checking accounts

Net Fee Income

Net Fee Income	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	1Q21	4Q20	1Q20	QoQ	YoY
Net Fee Income	3,355	3,163	2,676	6.1%	25.4%
Fee Income	7,678	8,506	7,704	(9.7%)	(0.3%)
Linked to liabilities	3,069	3,014	4,108	1.8%	(25.3%)
From credit cards	3,300	4,077	2,569	(19.1%)	28.5%
Linked to loans	443	444	285	(0.2%)	55.5%
From insurance	386	418	396	(7.9%)	(2.5%)
From foreign trade and foreign currency transactions	385	431	297	(10.7%)	29.7%
Other fee income	95	121	50	(21.4%)	89.5%
Fee expenses	4,323	5,343	5,028	(19.1%)	(14.0%)

Net fee income as of 1Q21 totaled $3.4 billion, growing 6.1% or $192 million QoQ and 25.4% or $679 million YoY.

In 1Q21, fee income totaled $7.7 billion, contracting 9.7% QoQ and 0.3% YoY. The quarterly fall is mainly explained by the income from credit cards line item, in part due to a seasonal effect and the implementation of the new reward program.

On the fee expenses side, these totaled $4.3 billion, contracting 19.1% compared to 4Q20 and 14.0% compared to 1Q20. Lower expenses are partially driven by savings in promotions and client acquisition costs compared to what was expended on 4Q20, affected by seasonal factors.

Net Income from Measurement of Financial Instruments at Fair Value and Foreign Exchange and Gold Gains/Losses

Net Income from financial instruments at fair value (FV) through P&L	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	1Q21	4Q20	1Q20	QoQ	YoY
Net Income from financial instruments at FV through P&L	1,600	4,692	1,411	(65.9%)	13.4%
Income from government securities	605	323	1,327	87.3%	(54.4%)
Income from private securities	(201)	763	34	(126.3%)	n.m
Interest rate swaps	-	(2)	33	100.0%	(100.0%)
Gains from foreign currency forward transactions	1,194	3,003	329	(60.3%)	262.9%
Income from put options taken - Prisma Medios de Pago S.A.	-	561	-	(100.0%)	N/A
Income from debt and equity instruments	2	31	24	(92.0%)	(89.5%)
Other	-	11	(335)	(100.0%)	100.0%

In 1Q21, net income from financial instruments at fair value (FV) through P&L was $1.6 billion, decreasing 65.9% or $3.1 billion QoQ and increasing 13.4% or $189 million YoY.

8

The greatest impact on these results is explained by the fall in the gains from foreign currency forward transactions line item, driven by a lower currency depreciation compared to the increase in inflation recorded during the quarter (8.5%2 versus 13.0% respectively). Moreover, a 126.3% fall in the income from private securities line records a loss for $201 million, mainly due to the effect of inflation over the valuation of the Bank’s investment held in Prisma.

The adjustment in the valuation of the remaining investment held in Prisma, impacting on 4Q20, also explain part of the contraction in net income from financial instruments at fair value (FV) through P&L.

The fall in these results is slightly offset by an 87.3% increase in income from government securities, mainly because of an improvement in the valuation of a greater position in the CER-linked bond portfolio.

Differences in quoted prices of gold and foreign currency	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	1Q21	4Q20	1Q20	QoQ	YoY
Foreign exchange and gold gains/(losses) (1)	896	1,212	1,765	(26.1%)	(49.3%)
From foreign exchange position	(362)	(369)	415	1.8%	(187.3%)
Income from purchase-sale of foreign currency	1,258	1,581	1,350	(20.4%)	(6.8%)
Net income from financial instruments at FV through P&L (2)	1,194	3,003	329	(60.3%)	262.9%
Income from foreign currency forward transactions	1,194	3,003	329	(60.3%)	262.9%
Total differences in quoted prices of gold & foreign currency (1) + (2)	2,089	4,215	2,094	(50.4%)	(0.2%)

In 1Q21, the total differences in quoted prices of gold and foreign currency showed profit for $2.1 billion, decreasing 50.4% compared with 4Q20, mainly due to a 60.3% fall in income from foreign currency forward transactions.

Other Operating Income

Other operating income	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	1Q21	4Q20	1Q20	QoQ	YoY
Operating Income	1,547	2,177	1,482	(28.9%)	4.4%
Rental of safe deposit boxes (1)	285	296	296	(3.6%)	(3.7%)
Adjustments and interest on miscellaneous receivables (1)	577	693	356	(16.7%)	62.1%
Punitive interest (1)	31	13	82	140.1%	(61.7%)
Loans recovered	231	315	232	(26.8%)	(0.3%)
Fee income from credit and debit cards (1)	61	67	106	(9.2%)	(42.6%)
Income from initial recognition of public securities	11	-	-	N/A	N/A
Other Operating Income(2)	350	793	411	(55.8%)	(14.7%)
(1) Included in the efficiency ratio calculation
(2) Includes some of the concepts used in the efficiency ratio calculation

In 1Q21 other operating income totaled $1.5 billion, falling 28.9% or $630 million QoQ, and increasing 4.4% or $65 million YoY. The quarterly contraction is mainly explained by a 55.8% decrease in the other operating income line item, due to the partial reversal in 4Q20 of a provision related to reorganization recorded on the fourth quarter of 2019. To a lesser extent, the fall is also explained by the adjustments and interest on miscellaneous receivables line item, where interests received from the Government in compensation for zero rate credit lines are recorded, and which granting has diminished considerably during 1Q21.

Contraction in fee income from credit and debit cards is due to a fall in consumption, additional to a decline in issuance fees for credit and debit cards in January (from 1.5% to 1.3% for credit cards and from 0.7% to 0.6% for debit cards).

The income from initial recognition of public securities line item shows gains for the inflation adjustments accumulated until December 2020, derived from the reclassification of securities from Fair Value through OCI to Amortized cost (in particular, the 2022 National Treasury Bonds at fixed rate)

2 Taking into consideration wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500.

9

Operating Expenses

Personnel Benefits and Administrative Expenses

Personnel Benefits and Adminsitrative Expenses	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	1Q21	4Q20	1Q20	QoQ	YoY
Total Personnel Benefits and Adminsitrative Expenses	11,172	10,954	11,454	2.0%	(2.5%)
Personnel Benefits (1)	5,840	5,487	6,333	6.4%	(7.8%)
Administrative expenses (1)	5,332	5,467	5,121	(2.5%)	4.1%
Travel expenses	40	38	41	6.1%	(4.0%)
Administrative expenses	384	422	491	(9.1%)	(21.9%)
Security services	193	218	157	(11.3%)	23.0%
Fees to Bank Directors and Supervisory Committee	10	9	29	4.2%	(66.2%)
Other fees	227	252	343	(9.8%)	(33.8%)
Insurance	66	67	61	(0.9%)	9.0%
Rent	684	573	449	19.5%	52.5%
Stationery and supplies	18	15	27	22.3%	(34.3%)
Electricity and communications	268	273	318	(1.9%)	(15.8%)
Advertising	202	152	255	32.3%	(21.0%)
Taxes	1,250	1,306	1,243	(4.3%)	0.6%
Maintenance costs	624	620	610	0.7%	2.3%
Armored transportation services	764	937	395	(18.5%)	93.5%
Other administrative expenses	603	586	703	2.8%	(14.2%)

Headcount*	6,004	6019	6302	(15)	(298)
BBVA (Bank)	5,905	5,920	6,199	(15)	(294)
Associates	99	99	103	-	(4)
Total branches**	247	247	251	-	(4)

Efficiency ratio	72.5%	44.0%	59.3%	2,845 bps	1,321 bps
Accumulated Efficiency Ratio	72.5%	56.8%	59.3%	1,566 bps	1,321 bps
Efficiency ratio - Excl. Inflation adjustment	50.1%	34.4%	47.4%	1,565 bps	270 bps
Accumulated Efficiency Ratio - Excl. Inflation adjustment	50.1%	45.1%	47.4%	495 bps	270 bps
(1) Concept included in the efficiency ratio calculation
*corresponds to total effective employees, net of temporary contract employees
**do not include administrative offices

During 1Q21, personnel benefits and administrative expenses totaled $11.2 billion, increasing 2.0% or $218 million compared to 4Q20, and falling 2.5% or $282 million compared to 1Q20.

Personnel benefits increased 6.4% QoQ, and decreased 7.8% YoY. This is partially explained by salary increases arranged through collective bargaining agreements (2.1% for a 2020 salary update and an 11.5% increase for the first quarter of 2021), additional to variable remuneration payments.

As of 1Q21, administrative expenses fell 2.5% QoQ, and increased 4.1% YoY. The quarterly fall is mainly due to savings in armored transportation services, driven by a lower commercial activity.

The accumulated efficiency ratio as of 1Q21 was 72.5%, above the 56.8% and the 59.3% reported in 4Q20 and 1Q20 respectively. This increase is explained by a lower percentage decline in the numerator (expenses) than the denominator (income), which has been especially affected by a fall in financial income and the acceleration of inflation during the first quarter of 2021.

Excluding inflation adjustments considered in the income from the monetary position line item, the 1Q21 accumulated efficiency ratio would have been 50.1%.

10

Other Operating Expenses

Other Operating Expenses	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	1Q21	4Q20	1Q20	QoQ	YoY
Other Operating Expenses	4,647	6,873	4,439	(32.4%)	4.7%
Turnover tax	3,043	2,469	2,485	23.3%	22.4%
Initial loss of loans below market rate	292	714	249	(59.1%)	17.0%
Contribution to the Deposit Guarantee Fund (SEDESA)	206	209	177	(1.3%)	16.2%
Interest on liabilities from financial lease	89	97	109	(7.7%)	(18.2%)
Other allowances	265	516	1,003	(48.8%)	(73.6%)
Other operating expenses	753	2,869	414	(73.8%)	81.7%

In 1Q21, other operating expenses totaled $4.6 billion, contracting 32.4% or $2.2 billion QoQ, and growing 4.7% or $209 million YoY.

The main factor explaining the decline during the quarter is found in the other operating expenses line item, which falls 73.8%, due to a provision recorded in 4Q20 related to reorganization expenses. Another line which explains savings in the quarter is the 59.1% fall in initial loss of loans below market rate, where losses for pledge and mortgage loan instalment freezes were recorded in 4Q20, in line with COVID-19 measures pursued in 2020.

The aforementioned savings are offset by the turnover tax line item which increases 23.3%, driven by an increment in the turnover tax rate in Provincia de Buenos Aires and Ciudad de Buenos Aires (CABA), added to the further taxing as of January 2021 in CABA of transactions through instruments issued by the Central Bank.

Income from Associates

This line reflects the results from non-consolidated associate companies. During 1Q21, a loss of $29 million has been reported, mainly due to the Bank’s participation in BBVA Consolidar Seguros S.A., Rombo Compañía Financiera S.A., Interbanking S.A. and Play Digital S.A.

Income Tax

Accumulated income tax during the first three months of the year recorded a gain of $437 million. As of 1Q21, tax expenses show a positive result due to: (i) having recorded a complete fiscal inflation adjustment and (ii) the reversal of a provision pursuant to BCRA instructions for the year 2016, recording a positive result in 1Q21 of $1.2 billion.

11

Balance sheet and activity

Loans and Other Financing

Loans and other financing	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	1Q21	4Q20	1Q20	QoQ	YoY
To the public sector	0	7	18	(93.8%)	(97.4%)
To the financial sector	2,238	2,641	7,341	(15.2%)	(69.5%)
Non-financial private sector and residents abroad	296,824	327,903	321,587	(9.5%)	(7.7%)
Non-financial private sector and residents abroad - AR$	263,759	292,952	261,505	(10.0%)	0.9%
Overdrafts	13,190	19,664	42,088	(32.9%)	(68.7%)
Discounted instruments	31,458	37,407	27,893	(15.9%)	12.8%
Mortgage loans	18,330	18,915	21,301	(3.1%)	(13.9%)
Pledge loans	11,638	11,014	10,574	5.7%	10.1%
Consumer loans	30,552	31,763	34,077	(3.8%)	(10.3%)
Credit cards	118,525	127,478	98,975	(7.0%)	19.8%
Receivables from financial leases	2,019	1,969	2,061	2.5%	(2.0%)
Other loans	38,047	44,742	24,537	(15.0%)	55.1%
Non-financial private sector and residents abroad - Foreign Currency	33,065	34,951	60,082	(5.4%)	(45.0%)
Overdrafts	1	3	2	(52.1%)	(15.3%)
Discounted instruments	1,869	1,910	1,836	(2.2%)	1.8%
Mortgage loans	-	-	252	N/A	(100.0%)
Credit cards	1,151	1,893	1,588	(39.2%)	(27.5%)
Receivables from financial leases	118	140	400	(15.9%)	(70.5%)
Loans for the prefinancing and financing of exports	19,569	18,050	39,266	8.4%	(50.2%)
Other loans	10,357	12,955	16,739	(20.1%)	(38.1%)

% of total loans to Private sector in AR$	88.9%	89.3%	81.3%	(48)bps	754 bps
% of total loans to Private sector in Foreign Currency	11.1%	10.7%	18.7%	48 bps	(754)bps

% of mortgage loans with UVA adjustments (1)	81.9%	84.0%	85.6%	(205)bps	(365)bps
% of pledge loans with UVA adjustments (1)	16.2%	14.7%	24.8%	155 bps	(854)bps
% of personal loans with UVA adjustments (1)	12.0%	16.2%	36.4%	(419)bps	(2,432)bps
% of loans with UVA adjustments over Total loans(1)	3.5%	3.6%	5.6%	(10)bps	(216)bps

Total loans and other financing	299,063	330,551	328,946	(9.5%)	(9.1%)
Allowances	(14,412)	(14,827)	(17,300)	2.8%	16.7%
Total net loans and other financing	284,651	315,724	311,646	(9.8%)	(8.7%)
(1) Excludes effect of accrued interests adjustments.

Private sector loans as of 1Q21 totaled $296.8 billion, decreasing 9.5% or $31.1 billion QoQ, and 7.7% or $24.8 billion YoY.

Loans to the private sector in pesos decreased 10.0% in 1Q21, and remained flat in the year with a 0.9% minor increase. Loans to the private sector denominated in foreign currency fell 5.4% QoQ and 45.0% YoY, mainly driven by the contraction in demand of loans in foreign currency. These loans, measured in U.S. dollars, fell 13.5% QoQ and 61.4% YoY. The depreciation of the argentine peso versus the U.S. dollar was 8.5% QoQ and 29.9%3 YoY.

In 1Q21, total loans and other financing totaled $299.1 billion, decreasing 9.5% compared to 4Q20 and 9.1% compared to 1Q20.

3 Taking into consideration wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500.

12

Loans and other financing	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	1Q21	4Q20	1Q20	QoQ	YoY
Non-financial private sector and residents abroad - Retail	180,197	191,063	166,766	(5.7%)	8.1%
Mortgage loans	18,330	18,915	21,553	(3.1%)	(15.0%)
Pledge loans	11,638	11,014	10,574	5.7%	10.1%
Consumer loans	30,552	31,763	34,077	(3.8%)	(10.3%)
Credit cards	119,676	129,370	100,562	(7.5%)	19.0%
Non-financial private sector and residents abroad - Commercial	116,627	136,841	154,821	(14.8%)	(24.7%)
Overdrafts	13,191	19,666	42,090	(32.9%)	(68.7%)
Discounted instruments	33,326	39,318	29,729	(15.2%)	12.1%
Receivables from financial leases	2,137	2,109	2,460	1.3%	(13.1%)
Loans for the prefinancing and financing of exports	19,569	18,050	39,266	8.4%	(50.2%)
Other loans	48,404	57,697	41,276	(16.1%)	17.3%

% of total loans to Retail sector	60.7%	58.3%	51.9%	244 bps	885 bps
% of total loans to Commercial sector	39.3%	41.7%	48.1%	(244)bps	(885)bps

Retail loans (mortgage, pledge, consumer and credit cards) have fallen 5.7% QoQ and grown 8.1% YoY. During the quarter, the greatest decline is seen in credit cards with a 7.5% decrease.

Commercial loans (overdrafts, discounted instruments, receivables from financial leases, loans for the prefinancing and financing of exports, and other loans) contracted 14.8% QoQ and 24.7% YoY. Quarterly decline is explained by a 32.9% fall in overdrafts, followed by a 16.1% fall in other loans (particularly due to a decrease in company loans or “Prestamos a interés vencido”) and a 15.2% decrease in discounted instruments, all of them mainly due to a seasonal deceleration of commercial activity. This was partially offset by an 8.4% growth in prefinancing and financing of exports.

Decline in both retail and commercial portfolios, and in the total loan portfolio, are mainly impacted by the effect of inflation during the first quarter of 2021, which reached 13%. In nominal terms, the retail portfolio and the total loan portfolio increased 5.0% and 2.2% respectively, reversing the trend compared to the inflation adjusted figures. On the other hand, the commercial portfolio contracted 1.8%, pushed by lower activity.

Loans and other financing- Non restated figures	BBVA ARG Consolidated			Chg (%)
In millions of AR$	1Q21	4Q20	1Q20	QoQ	YoY
Non-financial private sector and residents abroad - Retail	180,197	171,593	117,809	5.0%	53.0%
Non-financial private sector and residents abroad - Commercial	116,627	118,708	107,665	(1.8%)	8.3%
Total loans and other financing (1)	299,063	292,645	230,598	2.2%	29.7%
(1) Does not include allowances

As of 1Q21, the total loans and other financing over deposits ratio was 58.9%, below the 61.2% recorded in 4Q20 and the 70.3% in 1Q20.

Market share - Private sector Loans	BBVA ARG			Chg (bps)
In %	1Q21	4Q20	1Q20	QoQ	YoY
Private sector loans - Bank	7.35%	7.66%	7.50%	(31)bps	(15)bps
Private sector loans - Consolidated*	8.23%	8.49%	8.35%	(26)bps	(12)bps

Based on daily BCRA information. Capital balance as of the last day of each quarter.
* Consolidates PSA, VWFS & Rombo

13

Asset Quality

Asset Quality	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	1Q21	4Q20	1Q20	QoQ	YoY
Commercial non-performing portfolio (1)	2,391	2,492	5,971	(4.0%)	(59.9%)
Total commercial portfolio	94,216	112,585	146,489	(16.3%)	(35.7%)
Commercial non-performing portfolio / Total commercial portfolio	2.54%	2.21%	4.08%	33 bps	(154)bps
Retail non-performing portfolio (1)	2,845	2,261	3,273	25.8%	(13.1%)
Total retail portfolio	209,818	226,433	186,012	(7.3%)	12.8%
Retail non-performing portfolio / Total retail portfolio	1.36%	1.00%	1.76%	36 bps	(40)bps
Total non-performing portfolio (1)	5,237	4,753	9,244	10.2%	(43.4%)
Total portfolio	304,034	339,019	332,501	(10.3%)	(8.6%)
Total non-performing portfolio / Total portfolio	1.72%	1.40%	2.78%	32 bps	(106)bps
Allowances	14,412	14,827	17,300	(2.8%)	(16.7%)
Allowances /Total non-performing portfolio	275.22%	311.95%	187.15%	(3,674)bps	8,807 bps
Write offs	513	8,243	1,198	(93.8%)	(57.2%)
Write offs / Total portfolio	0.17%	2.43%	0.36%	(226)bps	(19)bps
Cost of Risk (CoR)	2.47%	4.99%	2.87%	(253)bps	(41)bps
(1) Non-performing loans include: all loans to borrowers classified as "Deficient Servicing (Stage 3)", "High Insolvency Risk (Stage 4)", "Irrecoverable" and/or "Irrecoverable for Technical Decision" (Stage 5) according to BCRA debtor classification system

In 1Q21, asset quality ratio or NPL (total non-performing portfolio / total portfolio) was 1.72%, while the coverage ratio (allowances / total non-performing portfolio) was 275.22%, compared to the 1.40% NPL and 311.95% coverage recorded in 4Q20 respectively. The evolution of these ratios reflect (i) an increase in the retail non-performing portfolio due to deferred credit card payments, related to the expiration of COVID-19 measures over these loans, which passed to stage 3 in January, (ii) an improvement in commercial non-performing loans in contrast to those recorded in 4Q20 and (iii) a decline in write-offs derived from the decrease in retail non-performing loans in the prior 6 months (period required for a non-performing loan to be written-off).

As of 1Q21, NPL is still positively affected by the temporary flexibility in BCRA regulation regarding debtor classification during the COVID-19 pandemic, which extends grace periods in 60 days before a loan is classified as non-performing, and suspends the mandatory reclassification of clients that have an irregular performance with other institutions but a regular performance with the Bank.

Cost of risk (loan loss allowances / average total loans) reached 2.47%, lower than 4Q20’s 4.99%. This is mainly explained by the reduction in loan loss allowances in 1Q21, additional to the contrast with a 4Q20 that included losses for the passing to stage 3 of a particular company, and the change in parameters in impairment models.

Analysis for the allowance of loan losses	BBVA ARG
	Balance at 12/31/2020	Stage 1	Stage 2	Stage 3	Monetary result generated by allowances	Balance at 03/31/2021
In millions of AR$
Other financial assets	299	(1)	-	27	(35)	291
Loans and other financing	14,460	(670)	659	1,279	(1,711)	14,017
Other debt securities	0	(0)	-	-	-	(0)
Eventual commitments	1,541	(87)	127	17	(179)	1,419
Total allowances	16,300	(758)	786	1,324	(1,925)	15,727
Note: to be consistent with Financial Statements, it must be recorded from the beginning of the year instead of the quarter

Allowances for the Bank in 1Q21 reflect expected losses driven by the adoption of the IFRS 9 standards as of January 1, 2020, except for debt instruments issued by the nonfinancial government sector which were temporarily excluded from the scope of such standard.

14

Analysis for the allowance of loan losses	Group "C" Subsidiary Companies
	Balance at 12/31/2020	Stage 1	Stage 2	Stage 3	Monetary result generated by allowances	Balance at 03/31/2021
In millions of AR$
Loans and other financing	367	75	(6)	-	(42)	394
Non-financial private sector and residents abroad	367	75	(6)	-	(42)	394
Pledge loans	356	74	(6)	-	(35)	389
Financial leases	1	0	(0)	-	(0)	1
Other	10	1	(0)	-	(7)	4
Total allowances	367	75	-6	0	-42	394
Note: to be consistent with Financial Statements, it must be recorded from the beginning of the year instead of the quarter

The financial statements of consolidated subsidiaries PSA and VWFS were prepared considering the financial reporting framework set forth by the BCRA for Group "C" financial institutions, without considering the model established in paragraph 5.5. “Impairment” of IFRS 9 for fiscal years commencing on and after January 1, 2022.

Public Sector Exposure

Net Public Debt Exposure	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	1Q21	4Q20	1Q20	QoQ	YoY
Treasury and Government securities	47,540	43,270	26,114	9.9%	82.0%
Treasury and National Government	47,540	43,270	26,042	9.9%	82.6%
National Treasury Public Debt in AR$	47,540	43,270	15,998	9.9%	197.2%
National Treasury Public Debt in dollars	-	0	186	(100.0%)	(100.0%)
National Treasury Public Debt USD-Linked	-	-	9,858	N/A	(100.0%)
Provinces	-	-	72	N/A	(100.0%)
Loans to the Public Sector	0	7	18	(93.8%)	(97.4%)
AR$ Subtotal	47,540	43,277	16,088	9.8%	195.5%
USD Subtotal*	-	0	10,044	(100.0%)	(100.0%)
Total Public Debt Exposure	47,540	43,277	26,132	9.9%	81.9%

B.C.R.A. Exposure	128,204	157,087	84,694	(18.4%)	51.4%
Instruments	97,735	101,528	80,127	(3.7%)	22.0%
LELIQs	97,735	101,528	80,127	(3.7%)	22.0%
Loans to the B.C.R.A.	-	-	-	N/A	N/A
Repo	30,470	55,559	4,567	(45.2%)	n.m
B.C.R.A. - AR$	30,470	55,559	4,567	(45.2%)	n.m

%Public sector exposure (Excl. B.C.R.A.) / Total assets	6.4%	5.6%	3.6%	84 bps	281 bps

*Includes USD-linked Treasury public debt in AR$

Public sector exposure (excluding BCRA) totaled $47.5 billion, growing 9.9% or $4.3 billion QoQ, and 81.9% or $21.4 billion YoY. The quarterly increase is explained by a greater position in CER-linked bonds.

Short-term liquidity is mostly allocated in BCRA instruments, which fell 18.4% QoQ and grew 51.4% YoY in real terms. The quarterly fall is explained by a lower position in REPOs with the BCRA.

Exposure to the public sector (excluding BCRA) represents 6.4% of total assets, above the 5.6% in 4Q20 and the 3.6% in 1Q20.

15

Deposits

Total Deposits	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	1Q21	4Q20	1Q20	QoQ	YoY
Total deposits	507,820	540,167	467,831	(6.0%)	8.5%
Non-financial Public Sector	6,582	6,357	4,955	3.5%	32.8%
Financial Sector	179	973	409	(81.6%)	(56.2%)
Non-financial private sector and residents abroad	501,059	532,836	462,467	(6.0%)	8.3%
Non-financial private sector and residents abroad - AR$	356,434	380,302	300,043	(6.3%)	18.8%
Checking accounts	103,019	127,121	90,241	(19.0%)	14.2%
Savings accounts	90,314	99,973	97,005	(9.7%)	(6.9%)
Time deposits	127,734	118,178	101,606	8.1%	25.7%
Investment accounts	32,366	31,519	734	2.7%	n.m
Other	3,000	3,511	10,457	(14.5%)	(71.3%)
Non-financial private sector and res. abroad - Foreign Currency	144,625	152,534	162,424	(5.2%)	(11.0%)
Checking accounts	17	45	48	(62.4%)	(64.9%)
Savings accounts	125,992	132,628	134,882	(5.0%)	(6.6%)
Time deposits	16,571	17,442	22,806	(5.0%)	(27.3%)
Other	2,045	2,418	4,688	(15.5%)	(56.4%)

% of total portfolio in the private sector in AR$	71.1%	71.4%	64.9%	(24)bps	626 bps
% of total portfolio in the private sector in Foregin Currency	28.9%	28.6%	35.1%	24 bps	(626)bps

% of time deposits with UVA adjustments	2.7%	1.7%	2.8%	109 bps	(10)bps

% of sight deposits over total deposits	64.7%	68.6%	72.9%	(389)bps	(820)bps
% of time deposits over total deposits	35.3%	31.4%	27.1%	389 bps	820 bps

During 1Q21, total deposits were $507.8 billion, declining 6.0% or $32.3 billion QoQ, and growing 8.5% or $40.0 billion YoY.

Private non-financial sector deposits in 1Q21 were $501.1 billion, decreasing 6.0% QoQ, and increasing 8.3% YoY.

Private non-financial sector deposits in pesos totaled $356.4 billion, falling 6.3% compared to 4Q20, and growing 18.8% compared to 1Q20. The quarterly decline is mainly affected by the fall in sight deposits, especially checking accounts (interest bearing and non-interest bearing), and savings accounts. This was partially offset by an 8.1% increase in time deposits.

Private non-financial sector deposits in foreign currency expressed in pesos fell 5.2% QoQ and 11.0% YoY. Measured in U.S. dollars, these deposits fell 13.3% QoQ and 37.6% YoY.

Private Deposits	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	1Q21	4Q20	1Q20	QoQ	YoY
Non-financial private sector and residents abroad	501,059	532,836	462,467	(6.0%)	8.3%
Sight deposits	324,387	365,697	337,321	(11.3%)	(3.8%)
Checking accounts	103,036	127,167	90,290	(19.0%)	14.1%
Savings accounts	216,306	232,601	231,887	(7.0%)	(6.7%)
Other	5,045	5,929	15,145	(14.9%)	(66.7%)
Time deposits	176,672	167,140	125,146	5.7%	41.2%
Time deposits	144,305	135,620	124,412	6.4%	16.0%
Investment accounts	32,366	31,519	734	2.7%	n.m

% of sight deposits over total deposits	65.2%	69.1%	73.2%	(385)bps	(804)bps
% of time deposits over total deposits	34.8%	30.9%	26.8%	385 bps	804 bps

Variations are mainly affected by the effect of inflation during the first quarter of 2021. In nominal terms, total deposits, sight deposits and time deposits grew 6.2%, 19.4% and 0.2% respectively, reversing the trend in inflation-adjusted figures in certain cases.

Private Deposits - Non restated figures	BBVA ARG Consolidated			Chg(%)
In millions of AR$	1Q21	4Q20	1Q20	QoQ	YoY
Sight deposits	324,387	323,760	236,984	0.2%	36.9%
Time deposits	176,672	147,973	87,216	19.4%	102.6%
Total deposits	507,820	478,223	327,960	6.2%	54.8%

16

As of 1Q21, the Bank’s transactional deposits (checking accounts and savings accounts) represented 62.9% of total non-financial private deposits, totaling $319.3 billion, versus 66.6% in 4Q20.

Market Share - Private sector Deposits	BBVA ARG			Chg (%)
In %	1Q21	4Q20	1Q20	QoQ	YoY
Private sector Deposits - Consolidated*	6.90%	7.13%	6.80%	(23)bps	9 bps

Based on daily BCRA information. Capital balance as of the last day of each quarter.
* Consolidates PSA, VWFS & Rombo

Other Sources of Funds

Other sources of funds	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	1Q21	4Q20	1Q20	QoQ	YoY
Other sources of funds	128,328	126,972	135,234	1.1%	(5.1%)
Central Bank	24	32	202	(24.4%)	(87.9%)
Banks and international organizations	1,878	1,910	407	(1.7%)	361.9%
Financing received from local financial institutions	7,871	8,931	4,566	(11.9%)	72.4%
Corporate bonds	1,022	1,320	10,697	(22.6%)	(90.4%)
Equity	117,532	114,779	119,363	2.4%	(1.5%)

In 1Q21, other sources of funds totaled $128.3 billion, growing 1.1% or $1.4 billion QoQ, and falling 5.1% or $6.9 billion YoY.

The increase is mostly explained by the 2.4% increase in equity (of the Parent) due to a greater value in the retained earnings line item.

Liquid Assets

Total Liquid Assets	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	1Q21	4Q20	1Q20	QoQ	YoY
Total liquid assets	365,849	364,335	318,617	0.4%	14.8%
Cash and deposits in banks	195,735	171,811	209,007	13.9%	(6.3%)
Debt securities at fair value through profit or loss	4,844	1,034	12,778	368.5%	(62.1%)
Government securities	4,844	1,034	73	368.5%	n.m
Liquidity bills of B. C. R. A.	-	-	12,705	N/A	(100.0%)
Net REPO transactions	30,470	55,559	4,567	(45.2%)	n.m
Other debt securities	134,800	135,931	92,265	(0.8%)	46.1%
Government securities	37,066	34,397	24,843	7.8%	49.2%
Liquidity bills of B. C. R. A.	97,735	101,534	67,422	(3.7%)	45.0%

Liquid assets / Total Deposits	72.0%	67.4%	68.1%	459 bps	394 bps

In 1Q21, liquid assets were $365.8 billion, increasing 0.4% or $1.5 billion compared to 4Q20, and 14.8% or $47.2 billion compared to 1Q20.

In 1Q21, the liquidity ratio (liquid assets / total deposits) reached 72.0%. Liquidity ratio in local and foreign currency reached 65.8% and 87.7% respectively.

17

Solvency

Minimum capital requirement	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	1Q21	4Q20	1Q20	QoQ	YoY
Minimum capital requirement	39,926	43,820	41,681	(8.9%)	(4.2%)
Credit risk	29,877	33,347	30,906	(10.4%)	(3.3%)
Market risk	177	278	715	(36.3%)	(75.2%)
Operational risk	9,872	10,195	10,060	(3.2%)	(1.9%)

Integrated Capital - RPC (1)*	109,134	108,286	111,011	0.8%	(1.7%)
Ordinary Capital Level 1 ( COn1)	124,289	122,270	129,625	1.7%	(4.1%)
Deductible items COn1	(18,185)	(17,336)	(21,767)	(4.9%)	16.5%
Additional Capital Level 2 (COn2)	3,030	3,351	3,153	(9.6%)	(3.9%)

Excess Capital
Integration excess	69,208	64,466	69,330	7.4%	(0.2%)
Excess as % of minimum capital requirement	173.3%	147.1%	166.34%	2,623 bps	700 bps

Risk-weighted assets (RWA, according to B.C.R.A. regulation) (2)	488,201	535,611	509,755	(8.9%)	(4.2%)

Regulatory Capital Ratio (1)/(2)	22.4%	20.2%	21.8%	214 bps	58 bps
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	21.7%	19.6%	21.2%	214 bps	57 bps

* RPC includes 100% of quarterly results

BBVA Argentina continues to show strong solvency indicators on 1Q21. Capital ratio reached 22.4%. Tier 1 ratio was 21.7% and capital excess over regulatory requirement was $69.2 billion.

18

Other events

Main Relevant Events

•	As of April 14, 2021, pursuant to what is stated in the fifth paragraph of art.1 of Decree No 42/2021, the bank announced that those shareholders that needed the required information for the valuation of their shares according to such decree, would be able to request it via e-mail.
•	As of April 15, 2021, BBVA Argentina presented its 20-F annual report for the fiscal year ended December 2020.
•	As of April 19, 2021, the Board of Directors accepted the resignation of the regular director Juan Manuel Ballesteros Castellano as from the next Shareholders’ Meeting, whereby a new member was to be appointed to replace him. As of such date, the shareholder Banco Bilbao Vizcaya Argentaria S.A. notified the Board its intention to appoint two new regular directors, Mr. Ernesto Mario San Gil and Mrs. Nuria Alonso Jiménez during the next General Shareholders’ Meeting to be held on April 20, 2021.
•	As of April 19, 2021, the BCRA requested Banco BBVA Argentina S.A. following the announcement of its December 2020 results, to adjust the recognized fair value of the position held in Prisma Medios de Pago S.A., which is recorded in the Investment in equity instruments line item as of financial statements ended December 31, 2020. In this sense, the adjustment required in accordance with what was requested by the BCRA, which represents a decrease of 0.96% of the Bank’s equity and 5.89% on its total comprehensive income for the year 2020, shall be recorded and published by the Bank in the statement of changes in Shareholders’ Equity of the March 2021 financial statements; and adequately explained in its respective notes and exhibits.
•	As of April 20, 2021, the General Shareholders’ Meeting approved the distribution of cash dividends for $7 billion, equal to $ 11.42559353 per share, and passed on to the Board of Directors the power to determine the date of payment of such dividends. The distribution is subject to the BCRA’s prior authorization, which has not been granted yet. According to Communication “A” 7181, the distribution of financial institutions’ results is suspended until June 30, 2021.
•	As of April 27, 2021, the Board of Directors decided to replace Mr. Juan Manuel Ballesteros Castellano with Mr. Ernesto Mario San Gil ad referendum of the authorization by the BCRA, for the Audit Committee - Law No. 26,831.

Digital Transformation

Digitalization continued to accelerate during 1Q21. Active digital clients reached 1.9 million with a 73.3% penetration over total active clients (2.6 million), versus a penetration of 67.7% in 1Q20. Active mobile clients were 1.6 million, representing a 61.9% penetration in 1Q21, versus a penetration of 56.1% in 1Q20. Digital and mobile transactions4 increased 64.5% in 1Q21 YoY.

On 1Q21, retail digital sales measured in units reached 79.5% of total sales (vs. 69.9% in 1Q20) and represent 54.4% of the Banks total sales measured in monetary value (vs. 50.0% in 1Q20).

4 Includes online and mobile banking, Net Cash online & mobile, and non-bank correspondents.

19

SMEs Productive investment financing credit lines – March 2021

Pursuant to what is stated in Communication “A” 7140, as of March 31, 2021, the Bank granted accumulated financing for more than $39.2 billion, to more than 3,800 companies.

Main Regulatory Changes

SME productive investment financing credit lines. Previous authorization of relocation and closure of branches. (Communication “A” 7240, 03/19/2021). The Central Bank establishes the extension of Productive Investment Financing lines (until September 30, 2021 for the 2021 quota). It also requires financial institutions to assign an official accountable for the enforcement of this credit line and to report to the Superintendence of Financial and Exchange Institutions within 10 calendar days since the issuance of this regulation. The obligation of financial institutions to request authorization from the BCRA to proceed with relocation and closure of branches is extended until December 31, 2021.

Non-performing late payment periods. (Communication “A” 7245, 03/25/2021). The BCRA established a gradual transition in the definition of debtor classification for clients who decided to postpone instalment payments, benefit that will not be renewed as of the end of March. For this matter, financial institutions will have to extend late-payment periods to classify their debtors in stages 1, 2 and 3, both for commercial and retail portfolios, according to the following schedule: i) until March 31, 2021, in 60 days, ii) until May 31, 2021, in 30 days, iii) as of June 1, 2021, they will have to classify debtors pursuant to general criteria of non-performing loans.

Modifications in Ahora 12 Program. Extension. (Domestic Trade Secretariat Resolution 282/2021, 03/30/2021). The Domestic Trade Secretariat decided to extend the Ahora 12 program until July 31, 2021, although with three main modifications: (i) there will not be a 3-month grace period, (ii) interest rates paid by businesses will be increased and (iii) some sectors will stop having the 12 instalment option and will only have 3 or 6.

Minimum Reserve Requirement. Universal Free Accounts. (Communication “A” 7254, 04/05/2021). The BCRA states the reduction of the average minimum reserve requirement in pesos for financial institutions that implement the remote and on-site opening of Universal Free Accounts, according to:

•	Financing granted as of April 1, 2021 to individuals and SMEs that are not reported by financial institutions in the “Financial system debtor database” (CENDEU). They must not be reported at the CENDEU as of December 2020, and financing has to be granted at an annual nominal interest rate that does not exceed, at that moment, the maximum rate stated in the regulation on “interest rates in credit transactions” (43% nominal annual rate).
•	In line with the growth rate in the use of electronic means through sight accounts whose owners are individuals.
•	Based on the evolution of documents released through electronic means (ECHEQ) by the owners of checking accounts of the financial institutions, and SMEs electronic credit invoices (FCE) acquired by the financial institution during the month of the minimum reserve requirement calculation. This deduction cannot exceed 0.75% of concepts in pesos subject to requirement, on average, of the previous month.
•	Based on the operability of ATMs.

These deductions cannot exceed 3% of concepts in pesos subject to requirement, on average, of the previous month.

20

LELIQ excess position. (Communication “A” 7265, 04/16/2021). The BCRA states that, as of the date of this regulation, the increase in the limit of the net excess position of LELIQ provided in the item 8.2.2 of the regulation on “Operaciones al contado a liquidar y a término, pases, cauciones, otros derivados y con fondos comunes de inversion” cannot exceed the amount that surges from multiplying the percentage corresponding to the month of calculation (stated in this regulation) and the expansion verified during March 2021.

21

Glossary

Active clients: holders of at least one active product. An active product is in most cases a product with at least “one movement” in the last 3 months, or a minimum balance.

Cost of Risk (accumulated): Year to date accumulated loan loss allowances / Average total loans.

Average total loans: average between previous year-end Total loans and other financing and current period Total loans and other financing.

Cost of Risk (quarterly): Current period Loan loss allowances / Average total loans. Average total loans: average between previous quarter-end Total loans and other financing and current period Total loans and other financing.

Coverage ratio: Quarterly allowances under the Expected Credit Loss model / total non-performing portfolio.

Digital clients: we consider a customer to be an active user of online banking when they have been logged at least once within the last three months using the internet or a cell phone and SMS banking.

Efficiency ratio (excl. inflation adjustments, accumulated): Accumulated (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / Accumulated (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income).

Efficiency ratio (excl. inflation adjustments, quarterly): (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income).

Efficiency ratio (accumulated): Accumulated (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / Accumulated (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income+ Income from net monetary position).

Efficiency ratio (quarterly): (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income+ Income from net monetary position).

Liquidity Ratio: (Cash and deposits in banks + Debt securities at fair value through P&L (Excl. Private securities) + Net REPO transactions + Other debt securities (Excl. Private securities)) / Total Deposits.

Mobile clients: customers who have been active in online banking at least once in the last three months using a mobile device.

Net Interest Margin (NIM) – (quarterly): Quarterly Net Interest Income / Average quarterly interest earning assets.

Public Sector Exposure (excl. BCRA): (National and Provincial Government public debt + Loans to the public sector + REPO transactions) / Total Assets.

22

ROA (accumulated): Attributable Net Income of the period / Total Average Assets. Total Average Assets is calculated as the average between total assets on December of the previous year and total assets in the current period, expressed in local currency. Calculated over a 365-day year.

ROA (quarterly): Attributable Net Income of the period / Total Average Assets. Total Average Assets is calculated as the average between total assets on the previous quarter-end and total assets in the current period, expressed in local currency. Calculated over a 365-day year.

ROE (accumulated): Attributable Net Income of the period / Average Equity. Average Equity is calculated as the average between equity in December of the previous year and equity in the current period, expressed in local currency. Calculated over a 365-day year.

ROE (quarterly): Attributable Net Income of the period / Average Equity. Average Equity is calculated as the average between equity on the previous quarter end and equity in the current period, expressed in local currency. Calculated over a 365-day year.

Spread: (Quarterly Interest Income / Quarterly average Interest-earning Assets) – (Quarterly Interest Expenses / Quarterly average interest-bearing liabilities).

Other terms

n.m.: not meaningful. Implies an increase above 500% and a decrease below -500%.

N/A: not applicable.

Bps: basis points.

23

Balance Sheet

Balance Sheet	BBVA ARG Consolidated			Chg (%)
In millions of AR$ - Inflation adjusted	1Q21	4Q20	1Q20	QoQ	YoY
Assets
Cash and deposits in banks	195,735	171,811	209,007	13.9%	(6.3%)
Cash	65,937	70,294	53,246	(6.2%)	23.8%
Financial institutions and correspondents	129,798	101,517	-	27.9%	N/A
B.C.R.A	125,694	97,348	149,495	29.1%	(15.9%)
Other local and foreign financial institutions	4,104	4,169	6,266	(1.6%)	(34.5%)
Debt securities at fair value through profit or loss	4,872	1,065	12,923	357.5%	(62.3%)
Derivatives	2,476	4,380	3,075	(43.5%)	(19.5%)
Repo transactions	30,470	55,559	4,567	(45.2%)	n.m
Other financial assets	13,819	11,346	26,523	21.8%	(47.9%)
Loans and other financing	284,652	315,725	311,646	(9.8%)	(8.7%)
Non-financial public sector	0	1	1	(20.3%)	(44.5%)
B.C.R.A	-	7	16	(100.0%)	(100.0%)
Other financial institutions	1,987	1,983	7,216	0.2%	(72.5%)
Non-financial private sector and residents abroad	282,665	313,735	304,413	(9.9%)	(7.1%)
Other debt securities	135,069	136,226	92,374	(0.8%)	46.2%
Financial assets pledged as collateral	16,645	20,233	9,722	(17.7%)	71.2%
Current income tax assets	1,361	1	1	n.m	n.m
Investments in equity instruments	2,278	2,883	2,585	(21.0%)	(11.9%)
Investments in subsidiaries and associates	1,585	1,629	1,610	(2.7%)	(1.6%)
Property and equipment	37,641	38,142	38,988	(1.3%)	(3.5%)
Intangible assets	1,907	1,755	1,311	8.7%	45.5%
Deferred income tax assets	4,185	5,990	5,787	(30.1%)	(27.7%)
Other non-financial assets	9,000	10,081	6,112	(10.7%)	47.3%
Non-current assets held for sale	255	255	255	-	-
Total Assets	741,949	777,080	726,484	(4.5%)	2.1%
Liabilities
Deposits	507,820	540,167	467,831	(6.0%)	8.5%
Non-financial public sector	6,582	6,357	4,955	3.5%	32.8%
Financial sector	179	973	409	(81.6%)	(56.2%)
Non-financial private sector and residents abroad	501,059	532,836	462,467	(6.0%)	8.3%
Derivatives	399	213	473	87.1%	(15.7%)
Other financial liabilities	44,913	44,308	61,097	1.4%	(26.5%)
Financing received from the B.C.R.A. and other financial institutions	9,773	10,873	5,174	(10.1%)	88.9%
Corporate bonds issued	1,022	1,320	10,697	(22.6%)	(90.4%)
Current income tax liabilities	1,589	4,204	16,516	(62.2%)	(90.4%)
Provisions	10,466	12,961	16,082	(19.3%)	(34.9%)
Deferred income tax liabilities	73	44	-	64.4%	N/A
Other non-financial liabilities	45,989	45,795	26,790	0.4%	71.7%
Total Liabilities	622,043	659,886	604,659	(5.7%)	2.9%
Equity
Share Capital	613	613	613	-	-
Non-capitalized contributions	29,805	29,805	29,805	-	(0.0%)
Capital adjustments	21,134	21,134	21,135	-	(0.0%)
Reserves	97,515	97,515	67,390	-	44.7%
Retained earnings	(34,376)	(46,848)	834	26.6%	n.m
Other accumulated comprehensive income	(167)	88	(2,339)	(289.7%)	92.9%
Income for the period	3,009	12,473	1,927	(75.9%)	56.2%
Equity attributable to owners of the Parent	117,532	114,779	119,363	2.4%	(1.5%)
Equity attributable to non-controlling interests	2,374	2,415	2,463	(1.7%)	(3.6%)
Total Equity	119,906	117,194	121,826	2.3%	(1.6%)
Total Liabilities and Equity	741,949	777,080	726,484	(4.5%)	2.1%

24

Balance Sheet – 5 quarters

Balance Sheet	BBVA ARG Consolidated
In millions of AR$ - Inflation adjusted	1Q21	4Q20	3Q20	2Q20	1Q20
Assets
Cash and deposits in banks	195,735	171,811	167,468	152,329	209,007
Cash	65,937	70,294	49,491	68,321	53,246
Financial institutions and correspondents	129,798	101,517	-	-	-
B.C.R.A	125,694	97,348	112,693	78,401	149,495
Other local and foreign financial institutions	4,104	4,169	5,284	5,607	6,266
Debt securities at fair value through profit or loss	4,872	1,065	7,592	13,206	12,923
Derivatives	2,476	4,380	1,775	1,431	3,075
Repo transactions	30,470	55,559	23,890	46,388	4,567
Other financial assets	13,819	11,346	15,627	8,633	26,523
Loans and other financing	284,652	315,725	315,525	329,262	311,646
Non-financial public sector	0	1	1	0	1
B.C.R.A	-	7	-	-	16
Other financial institutions	1,987	1,983	3,707	4,761	7,216
Non-financial private sector and residents abroad	282,665	313,735	311,817	324,501	304,413
Other debt securities	135,069	136,226	133,059	110,331	92,374
Financial assets pledged as collateral	16,645	20,233	18,282	14,551	9,722
Current income tax assets	1,361	1	6	12	1
Investments in equity instruments	2,278	2,883	2,218	2,443	2,585
Investments in subsidiaries and associates	1,585	1,629	1,687	1,663	1,610
Property and equipment	37,641	38,142	37,904	38,270	38,988
Intangible assets	1,907	1,755	1,629	1,445	1,311
Deferred income tax assets	4,185	5,990	4,294	4,073	5,787
Other non-financial assets	9,000	10,081	7,599	6,460	6,112
Non-current assets held for sale	255	255	255	255	255
Total Assets	741,949	777,080	738,812	730,754	726,484
Liabilities
Deposits	507,820	540,167	502,494	505,293	467,831
Non-financial public sector	6,582	6,357	7,455	7,396	4,955
Financial sector	179	973	691	406	409
Non-financial private sector and residents abroad	501,059	532,836	494,348	497,492	462,467
Derivatives	399	213	45	311	473
Other financial liabilities	44,913	44,308	48,576	38,258	61,097
Financing received from the B.C.R.A. and other financial institutions	9,773	10,873	4,221	6,902	5,174
Corporate bonds issued	1,022	1,320	5,157	5,689	10,697
Current income tax liabilities	1,589	4,204	3,619	4,383	16,516
Provisions	10,466	12,961	13,180	14,891	16,082
Deferred income tax liabilities	73	44	23	6	-
Other non-financial liabilities	45,989	45,795	30,227	29,560	26,790
Total Liabilities	622,043	659,886	607,541	605,294	604,659
Equity
Share Capital	613	613	613	613	613
Non-capitalized contributions	29,805	29,805	29,805	29,805	29,805
Capital adjustments	21,134	21,134	21,134	21,134	21,135
Reserves	97,515	97,515	111,612	111,612	67,390
Retained earnings	(34,376)	(46,848)	(46,848)	(46,848)	834
Other accumulated comprehensive income	(167)	88	389	(947)	(2,339)
Income for the period	3,009	12,473	12,033	7,556	1,927
Equity attributable to owners of the Parent	117,532	114,779	128,738	122,926	119,363
Equity attributable to non-controlling interests	2,374	2,415	2,533	2,534	2,463
Total Equity	119,906	117,194	131,271	125,460	121,826
Total Liabilities and Equity	741,949	777,080	738,812	730,754	726,484

25

Balance Sheet – In Foreign Currency Exposure

Foreign Currency Exposure	BBVA ARG Consolidated			Chg(%)
In millions of AR$ - Inflation adjusted	1Q21	4Q20	1Q20	QoQ	YoY
Assets
Cash and deposits in banks	126,835	129,844	97,807	(2.3%)	29.7%
Debt securities at fair value through profit or loss	1	1	0	(14.1%)	201.7%
Other financial assets	2,452	2,501	1,886	(1.9%)	30.0%
Loans and other financing	29,010	31,546	42,715	(8.0%)	(32.1%)
Other financial institutions	295	467	1,196	(36.9%)	(75.4%)
Non-financial private sector and residents abroad	28,716	31,079	41,519	(7.6%)	(30.8%)
Other debt securities	-	-	8,039	N/A	(100.0%)
Financial assets pledged as collateral	4,950	5,328	2,707	(7.1%)	82.8%
Investments in equity instruments	29	32	17	(8.3%)	69.5%
Total foreign currency assets	163,276	169,251	153,171	(3.5%)	6.6%
Liabilities		-	-
Deposits	146,764	155,244	131,049	(5.5%)	12.0%
Non-Financial Public Sector	2,248	2,611	2,358	(13.9%)	(4.7%)
Financial Sector	54	57	49	(5.3%)	10.8%
Non-financial private sector and residents abroad	144,461	152,576	128,642	(5.3%)	12.3%
Other financial liabilities	12,642	11,732	13,219	7.8%	(4.4%)
Financing received from the B.C.R.A. and other financial institutions	2,459	2,554	917	(3.7%)	168.3%
Other non financial liabilities	1,584	1,291	1,111	22.7%	42.6%
Total foreign currency liabilities	163,450	170,820	146,296	(4.3%)	11.7%

Foreign Currency Net Position - AR$	(173)	(1,570)	6,875	89.0%	(102.5%)

Foreign Currency Net Position - USD	(2)	(19)	107	89.9%	(101.8%)

P&L

Income Statement	BBVA ARG Consolidated			Chg(%)
In millions of AR$ - Inflation adjusted	1Q21	4Q20	1Q20	QoQ	YoY
Interest income	36,705	36,171	35,109	1.5%	4.5%
Interest expense	(15,157)	(14,114)	(11,656)	(7.4%)	(30.0%)
Net interest income	21,548	22,057	23,453	(2.3%)	(8.1%)
Fee income	7,678	8,506	7,704	(9.7%)	(0.3%)
Fee expenses	(4,323)	(5,343)	(5,028)	19.1%	14.0%
Net fee income	3,355	3,163	2,676	6.1%	25.4%
Net income from financial instruments at fair value through P&L	1,600	4,692	1,411	(65.9%)	13.4%
Net loss from write-down of assets at amortized cost and fair value through OCI	(33)	(165)	(1,045)	80.0%	96.8%
Foreign exchange and gold gains	896	1,212	1,765	(26.1%)	(49.3%)
Other operating income	1,547	2,177	1,482	(28.9%)	4.4%
Loan loss allowances	(1,914)	(4,152)	(2,316)	53.9%	17.4%
Net operating income	26,999	28,984	27,426	(6.8%)	(1.6%)
Personnel benefits	(5,840)	(5,487)	(6,333)	(6.4%)	7.8%
Administrative expenses	(5,332)	(5,467)	(5,121)	2.5%	(4.1%)
Depreciation and amortization	(1,069)	(1,225)	(1,174)	12.7%	8.9%
Other operating expenses	(4,648)	(6,873)	(4,439)	32.4%	(4.7%)
Operating income	10,111	9,932	10,360	1.8%	(2.4%)
Income from associates and joint ventures	(29)	27	39	(209.1%)	(174.6%)
Income from net monetary position	(7,551)	(7,718)	(5,345)	2.2%	(41.3%)
Income before income tax	2,531	2,241	5,055	12.9%	(49.9%)
Income tax	437	(1,919)	(3,088)	122.8%	114.1%
Income for the period	2,967	322	1,967	n.m	50.8%
Income for the period attributable to:
Owners of the parent	3,009	440	1,927	n.m	56.2%
Non-controlling interests	(41)	(118)	41	64.8%	(202.2%)

Other comprehensive Income (1)	(255)	(301)	3,213	15.2%	(107.9%)
Total comprehensive income	2,712	21	5,180	n.m	(47.6%)

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P&L – 5 quarters

Income Statement	BBVA ARG Consolidated
In millions of AR$ - Inflation adjusted	1Q21	4Q20	3Q20	2Q20	1Q20
Interest income	36,705	36,171	32,838	30,244	35,109
Interest expense	(15,157)	(14,114)	(11,899)	(8,752)	(11,656)
Net interest income	21,548	22,057	20,939	21,492	23,453
Fee income	7,678	8,506	7,883	8,264	7,704
Fee expenses	(4,323)	(5,343)	(4,105)	(4,056)	(5,028)
Net fee income	3,355	3,163	3,778	4,208	2,676
Net income from financial instruments at fair value	1,600	4,692	1,114	1,724	1,411
Net loss from write-down of assets at amortized cost and fair value through OCI	(33)	(165)	(1,120)	(279)	(1,045)
Foreign exchange and gold gains	896	1,212	2,034	2,023	1,765
Other operating income	1,547	2,177	1,886	1,546	1,482
Loan loss allowances	(1,914)	(4,152)	(1,166)	(3,582)	(2,316)
Net operating income	26,999	28,984	27,466	27,133	27,426
Personnel benefits	(5,840)	(5,487)	(5,763)	(5,368)	(6,333)
Administrative expenses	(5,332)	(5,467)	(5,482)	(5,187)	(5,121)
Depreciation and amortization	(1,069)	(1,225)	(1,053)	(1,141)	(1,174)
Other operating expenses	(4,648)	(6,873)	(3,403)	(3,833)	(4,439)
Operating income	10,111	9,932	11,764	11,604	10,360
Income from associates and joint ventures	(29)	27	(14)	256	39
Income from net monetary position	(7,551)	(7,718)	(5,805)	(3,380)	(5,345)
Income before income tax	2,531	2,241	5,945	8,479	5,055
Income tax	437	(1,919)	(1,470)	(2,786)	(3,088)
Income for the period	2,967	322	4,476	5,694	1,967
Income for the period attributable to:
Owners of the parent	3,009	440	4,477	5,630	1,927
Non-controlling interests	(41)	(118)	(1)	64	41

Other comprehensive Income (2)	(255)	(301)	1,336	1,394	3,213
Total comprehensive income	2,712	21	5,812	7,088	5,180

Ratios

Quarterly Annualized Ratios	BBVA ARG consolidated			Chg (bps)
In %	1Q21	4Q20	1Q20	QoQ	YoY
Profitability
Efficiency Ratio	72.5%	44.0%	59.3%	2,845 bps	1,321 bps
Efficiency Ratio (excl. Inflation adjustments)	50.1%	34.4%	47.4%	1,565 bps	270 bps
ROA	1.6%	0.2%	1.1%	138 bps	52 bps
ROE	10.5%	1.4%	6.6%	907 bps	389 bps
Liquidity
Liquid assets / Total Deposits	72.0%	67.4%	68.1%	459 bps	394 bps
Capital
Regulatory Capital Ratio	22.4%	20.2%	21.8%	214 bps	58 bps
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	21.7%	19.6%	21.2%	214 bps	57 bps
Asset Quality
Total non-performing portfolio / Total portfolio	1.72%	1.40%	2.78%	32 bps	(106)bps
Allowances /Total non-performing portfolio	275.22%	311.95%	187.15%	(3,674)bps	8,807 bps
Cost of Risk	2.47%	4.99%	2.87%	(253)bps	(41)bps

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Accumulated Annualized Ratios	BBVA ARG consolidated			Chg (bps)
In %	1Q21	4Q20	1Q20	QoQ	YoY
Profitability
Efficiency Ratio	72.5%	56.8%	59.3%	1,566 bps	1,321 bps
Efficiency Ratio (excl. Inflation adjustments)	50.1%	45.1%	47.4%	495 bps	270 bps
ROA	1.6%	1.7%	1.1%	(8)bps	52 bps
ROE	10.5%	10.9%	6.6%	(36)bps	389 bps
Liquidity
Liquid assets / Total Deposits	72.0%	67.4%	68.1%	459 bps	394 bps
Capital
Regulatory Capital Ratio	22.4%	20.2%	21.8%	214 bps	58 bps
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	21.7%	19.6%	21.2%	214 bps	57 bps
Asset Quality
Total non-performing portfolio / Total portfolio	1.72%	1.40%	2.78%	32 bps	(106)bps
Allowances /Total non-performing portfolio	275.22%	311.95%	187.15%	(3,674)bps	8,807 bps
Cost of Risk	2.47%	3.46%	2.87%	(99)bps	(41)bps

About BBVA Argentina

BBVA Argentina (NYSE; BYMA; MAE: BBAR; LATIBEX: XBBAR) is a subsidiary of the BBVA Group, the main shareholder since 1996. In Argentina, it is one of the leading private financial institutions since 1886. Nationwide, BBVA Argentina offers retail and corporate banking to a broad customer base, including: individuals, SME’s, and large-sized companies.

BBVA Argentina’s purpose is to bring the age of opportunities to everyone, based on our customers’ real needs, providing the best solutions, and helping them make the best financial decisions through an easy and convenient experience. The institution relies on solid values: “The customer comes first, We think big and We are one team”. At the same time, its responsible banking model aspires to achieve a more inclusive and sustainable society.

Investor Relations Contact

Ernesto Gallardo

Chief Financial Officer

Inés Lanusse

Investor Relations Officer

investorelations-arg@bbva.com

ir.bbva.com.ar

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco BBVA Argentina S.A.
Date:	May 26, 2021	By:	/s/ Ernesto Gallardo Jimenez
			Name:	Ernesto Gallardo Jimenez
			Title:	Chief Financial Officer